[LOGO OF ACERGY]

NEWS RELEASE

                                                               seabed-to-surface

                   ACERGY S.A. ANNOUNCES THIRD QUARTER RESULTS

London, England - October 11, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today unaudited results for the third quarter ended August 31, 2006.

FINANCIAL HIGHLIGHTS
Important Note: As noted in previous quarters, until the remaining project in Trinidad is complete, the results of this part of the Acergy North America and Mexico business are reported as discontinued operations. Prior period comparatives have been restated accordingly.

                                                       Three Months Ended                Nine Months Ended
                                                   ----------------------------    ----------------------------
In $ millions                                      August.31.06    August.31.05    August.31.06    August.31.05
------------------------------------------------   ------------    ------------    ------------    ------------
                                                    Unaudited       Unaudited       Unaudited       Unaudited
Net operating revenue from continuing operations   $      607.0    $      347.8    $    1,511.4    $    1,019.9
Gross profit                                              125.4            66.4           283.8           153.9
Net operating income from continuing operations           108.5            41.0           214.1            95.3
Net income from continuing operations                      66.6            28.9           146.7            52.4
Loss from discontinued operations                         (12.8)           (4.8)          (13.1)          (12.1)
Gain on disposal of discontinued operations                   -               -            35.1               -
Net income                                         $       53.8    $       24.1    $      168.7    $       40.3

                                                        Three Months Ended                Nine Months Ended
                                                   ----------------------------    ----------------------------
PER SHARE DATA                                     August.31.06    August.31.05    August.31.06    August.31.05
------------------------------------------------   ------------    ------------    ------------    ------------
                                                    Unaudited       Unaudited       Unaudited       Unaudited
Earnings per share from continuing operations
 (Diluted)                                         $       0.34    $       0.15    $       0.74    $       0.27
Earnings per share from discontinued operations
 (Diluted)                                         $      (0.07)   $      (0.03)   $       0.11    $      (0.06)
Net earnings per share (Diluted)                   $       0.27    $       0.12    $       0.85    $       0.21
Weighted-average number of common shares and
 common share equivalents outstanding (Diluted)
 (millions)                                               198.3           195.4           197.9           194.8

 HIGHLIGHTS
o    Strong financial performance and good project execution across the group
o Langeled pipelay project contracted scope of work completed one month ahead of schedule
o    Ongoing high level of asset utilisation
o    Adjusted EBITDA margin(a)from continuing operations of 21.3%

POST QUARTER HIGHLIGHTS
o Awarded $150 million Chevron Tombua Landana pipeline installation contract offshore Angola
o    Offering of $500 million convertible notes completed on October 11, 2006

                                                                [LOGO OF ACERGY]

Tom Ehret, Chief Executive Officer, said, "I am very happy with these results which demonstrate the continued progress that we are making towards superior project execution across the group and confirm the strengthening of our market over the last eighteen months. We also saw the completion of some major projects in this quarter which benefited the results. The high levels of asset utilisation experienced both in the second and third quarters are expected to continue through to the year end. Looking ahead, we are currently experiencing a very high level of bidding activity, particularly for West Africa, the North Sea and Asia."

OPERATING REVIEW
Acergy Africa and Mediterranean - During the third quarter, high levels of asset utilisation continued and significant progress was made on two large projects in Nigeria, Erha, substantially completed, and EPC2B on which some additional reimbursable work scopes have been received. The Sonamet fabrication yard in Angola is experiencing high activity levels and we continue to participate in significant tendering activity for deepwater projects in this region.

Acergy Northern Europe and Canada - In a quarter of very strong performance and high levels of asset utilisation, the Acergy Piper successfully completed the contracted scope of work on the Langeled pipeline in August, a month ahead of schedule, and has since completed an additional 158 kilometres of this pipeline. The Langeled pipeline is now complete and first gas has been achieved. Our first project in Canada, on the Terra Nova field, was completed very successfully.

Acergy North America and Mexico - Within discontinued operations, the Dolphin Deep project offshore Trinidad was completed during the third quarter. Only the NGC BUD project remains to be finalised. This has been delayed due to a major breakdown on a third party vessel that was hired to complete this project. This further delay resulted in a loss of $12.8 million in the quarter.

The continuing business in Acergy North America and Mexico is focused on supporting both large international deepwater projects and tendering activity for other regions in the group.

Acergy South America - The two ships on long term contract to Petrobras performed well throughout the third quarter. Both lump sum contracts, PRA-1 and Frade, are at an early stage and are being managed jointly with Acergy North America and Mexico.

Acergy Asia and Middle East - The Sakhalin project for Nippon Steel progressed very well and is now substantially complete. The Dai Hung project in Vietnam is experiencing some operational delays and is now expected to be completed in 2007. Tendering activity for the Sapura 3000 and for the Toisa Proteus remains very strong for work through to 2010. The continued development of Acergy's infrastructure in this region is progressing satisfactorily.

ASSET DEVELOPMENT
The new build and conversion programmes continued throughout the third quarter. Despite cost inflation in ship yards and some delays in the supply of certain long-lead items, we do not expect the resulting cost overruns to significantly impact the return on these investments. The Chinese built hull of the Sapura 3000 arrived in Singapore on July 31, 2006 and is being fitted out in the Sembawang shipyard. The Polar Queen, which has been working in the North Sea for three months, will commence the final part of her conversion in November. The Pertinacia conversion is progressing towards her scheduled contract start date with Petrobras. The refit and upgrading of the Acergy Polaris, which includes the installation of a new deepwater J Lay pipelay system, is progressing well.

                                                                [LOGO OF ACERGY]
FINANCIAL REVIEW
Net operating revenue from continuing operations for the third quarter 2006 increased to $607.0 million from $347.8 million in the same period in 2005, due to continued high activity levels in West Africa and the North Sea.

Net operating income from continuing operations for the third quarter was $108.5 million, compared to $41.0 million for the same period in 2005. The increase was due first and foremost to higher activity levels, good project performance and very high asset utilisation of all major assets.

In addition, during the quarter our non-consolidated joint ventures contributed $23.7 million representing a substantial proportion of Acergy Corporate's income from operations. This compares with $6.8 million for the same period in 2005. It is a well established practice for Acergy to enter into strategic joint ventures to broaden the scope of work we are able to offer, either on a project or longer term basis.

Adjusted EBITDA margin from continuing operations for the three months ended August 31, 2006 was 21.3%, compared to 17.3% for the same period in 2005.

Net income from continuing operations was $66.6 million for the third quarter, compared to $28.9 million in the same period in 2005. After including a loss from discontinued operations of $12.8 million, net income from all operations for the quarter ended August 31, 2006 was $53.8 million compared to $24.1 million for the same period in 2005.

The cash and cash equivalents position at the quarter end was $325.3 million, compared to $302.9 million at the quarter ended May 31, 2006. Total advance billings at the quarter end were $265.3 million, compared to $287.3 million at the end of the previous quarter.

On August 10, 2006 we amended our existing $350 million multi-currency revolving credit and guarantee facility agreement, to increase it to $400 million and to extend the maturity until 2011. The mortgages over vessels were released and explicit restrictions on investments and additional financing removed.

The $500 million convertible note offering, launched on September 11, 2006, will be completed today and the convertible notes, due 2013, will be listed and traded on the Euro MTF Market of the Luxembourg Stock Exchange. The convertible notes are convertible into our common shares, have an annual coupon of 2.25% and a conversion price of $24.05 per convertible note, representing a conversion premium of 43% to the US$-equivalent of the volume weighted average share price during the marketing period of the convertible notes. The proceeds will be used to fund Acergy's further upgrading and rejuvenation of its fleet, to provide a platform to support growth initiatives and to repurchase issued share capital for a maximum aggregate consideration of $300 million.

                                                                [LOGO OF ACERGY]

CURRENT TRADING
The backlog for continuing operations as at August 31, 2006 was $2,618 million, of which approximately $600 million was for execution throughout the remainder of 2006. The Group also held an additional $302 million in pre-backlog at the quarter end.

     IN $ MILLIONS AS AT:   AUGUST.31.06  MAY.31.06  AUGUST.31.05
     --------------------   ------------  ---------  ------------
     Backlog (1)                   2,618      2,470         1,866
     Pre-Backlog (2)                 302        489           634

     (1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $16.3 million (August.31.06), $27.4 million (May.31.06) and $50.0 million (August.31.05). Backlog reflects the stated value of signed contracts.

     (2) Pre-backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $nil (August.31.06), $nil (May.31.06) and $1.3 million (August.31.05). Pre-backlog reflects the stated value of signed letters of intent and the expected value of escalations on frame agreements

OUTLOOK

The satisfactory completion of major projects such as we have seen recently, not only enhances our earnings performance, but increases our ability to win repeat business with the small number of key clients who offer such contracts. In the first half of 2007, we expect to see the award of some of the many deepwater projects that have been through the bidding process in the second and third quarter of 2006. We believe that the group is well positioned to continue to benefit from the growing demand for our services over the coming years.

--------------------------------------------------------------------------------
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
--------------------------------------------------------------------------------

This press release does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for any of our securities.

(a) Adjusted EBITDA : The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin for continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations is an important indicator of its operational strength and the performance of its business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin for continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group's performance. Adjusted EBITDA and Adjusted EBITDA margin for continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the Group's liquidity. The reconciliation of the Group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation, excluding impairment charges of long lived tangible assets and gains and losses on disposal of subsidiaries and long lived tangible assets. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

                                                                [LOGO OF ACERGY]

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


CONFERENCE CALL INFORMATION                     REPLAY FACILITY DETAILS
-------------------------------------------     ------------------------------------------
Lines will open 10 minutes prior to             This facility is available
conference call.                                from 5pm UK Time(12 noon
                                                EDT(*)) Wednesday October 11,
Date: Wednesday October 11, 2006                2006 until 11pm UK Time (6 pm
Time: 3.00 pm UK Time (10 am EDT(*))            EDT(*) Wednesday October 18,
                                                2006.

Conference Dial In Numbers:                     Conference Replay Dial In Numbers:
---------------------------                     ----------------------------------
UK Toll Free   : 0800 559 3272                  UK Toll Free  : 0800 559 3271
USA            : +1 718 354 1157                USA           : +1 718 354 1112
Norway         : +47 23 16 27 87                France        : +33 (0) 1 71 23 02 48
France         : +33 (0) 1 70 99 42 78          Italy         : +39 026 968 2247
Italy          : +39 026 963 3533               Netherlands   : +31 (0) 207 132 791
Netherlands    : +31 (0) 20 713 2790            Germany       : +49 (0)69 22222 0418
Germany        : +49 (0) 69 9897 2631

International Dial In: +44 (0) 20 7138 0813     International Dial In: +44 (0)20 7806 1970
                                                Passcode      : 6217241#
(*)EDT = Eastern Daylight Saving Time

Alternatively a live webcast and a playback facility will be available on the Group's website www.acergy-group.com

CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

                                  - End Text -

                                - Tables Follow -

                                                                [LOGO OF ACERGY]

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                              THREE MONTHS ENDED              NINE MONTHS ENDED
                                                         ----------------------------    ----------------------------
                                                           AUGUST 31,      AUGUST 31,      AUGUST 31,      AUGUST 31,
                                                             2006            2005            2006            2005
                                                         ------------    ------------    ------------    ------------
                                                           Unaudited       Unaudited       Unaudited      Unaudited
Net operating revenue from continuing operations         $      607.0    $      347.8    $    1,511.4    $    1,019.9
Operating expenses                                             (481.6)         (281.4)       (1,227.6)         (866.0)
                                                         ------------    ------------    ------------    ------------
Gross profit                                                    125.4            66.4           283.8           153.9
Share of net income of non-consolidated joint ventures           23.7             6.8            37.8            14.5
Selling, general and administrative expenses                    (37.9)          (32.5)         (105.8)          (81.3)
Impairment of long-lived tangible assets                         (0.7)           (1.0)           (0.7)           (1.0)
(Losses)/gains on disposal of subsidiaries and
 long-lived tangible assets                                      (0.2)            0.2            (0.6)            8.1
Other operating (expense)/income                                 (1.8)            1.1            (0.4)            1.1
                                                         ------------    ------------    ------------    ------------

Net operating income from continuing operations                 108.5            41.0           214.1            95.3
Interest income/(expense), net                                    4.1             0.2             9.1            (0.4)
Foreign exchange (losses)/gains                                  (4.1)            2.8            (1.2)          (10.7)
                                                         ------------    ------------    ------------    ------------
Income from continuing operations before taxes and
 minority interests                                             108.5            44.0           222.0            84.2
Income tax provision                                            (36.1)          (14.8)          (70.8)          (25.9)
                                                         ------------    ------------    ------------    ------------
Income from continuing operations before minority                72.4            29.2           151.2            58.3
 interests
Minority interests                                               (5.8)           (0.3)           (4.5)           (5.9)
                                                         ------------    ------------    ------------    ------------
Net income from continuing operations                            66.6            28.9           146.7            52.4
Loss from discontinued operations                               (12.8)           (4.8)          (13.1)          (12.1)
Gain on disposal of discontinued operations                         -               -            35.1               -
                                                         ------------    ------------    ------------    ------------
Net income                                               $       53.8    $       24.1    $      168.7    $       40.3
                                                         ============    ============    ============    ============
PER SHARE DATA
  Net earnings per Common Share and Common Share
   equivalent

    Basic
    Continuing operations                                        0.35            0.15            0.76            0.27
    Discontinued operations                                     (0.07)          (0.02)           0.12           (0.06)
                                                         ------------    ------------    ------------    ------------
    Net earnings                                         $       0.28    $       0.13    $       0.88    $       0.21
                                                         ============    ============    ============    ============
    Diluted
    Continuing operations                                        0.34            0.15            0.74    $       0.27
    Discontinued operations                                     (0.07)          (0.03)           0.11    $      (0.06)
                                                         ------------    ------------    ------------    ------------
    Net earnings                                         $       0.27    $       0.12    $       0.85            0.21
                                                         ============    ============    ============    ============
    Weighted average number of Common Shares
     and Common Share equivalents outstanding
      Basic                                                     193.1           191.2           192.6           190.9
      Diluted                                                   198.3           195.4           197.9           194.8

SELECTED  INFORMATION - CONTINUING OPERATIONS
  Cash outflows for capital expenditures                         62.4            19.6           156.5            59.8
  Depreciation and amortisation                                  15.5            15.4            43.4            42.0
  Dry-dock amortisation                                           4.2             2.9            11.2             8.4

                                                                [LOGO OF ACERGY]

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                   As at           As at           As at
                                                                 August 31,      August 31,     November 30,
                                                                   2006            2005            2005(a)
                                                                ------------    ------------    ------------
                                                                 Unaudited       Unaudited       Unaudited
ASSETS
  Cash and cash equivalents                                     $      325.3    $       99.3    $      316.0
  Other current assets (b)                                             561.3           484.9           468.2
  Long-lived tangible assets, net of accumulated depreciation          567.0           458.4           457.7
  Other non-current assets                                             146.2            83.3            99.8
  Assets held for sale                                                  18.6            63.0            42.8
                                                                ------------    ------------    ------------
    Total assets                                                $    1,618.4    $    1,188.9    $    1,384.5
                                                                ============    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt and capital lease
   obligations                                                           0.8             0.8             0.8
  Accounts payable, accrued liabilities and advance billings           892.8           753.6           843.0
  Long term debt and capital lease obligations                           8.7             8.7             8.7
  Other non-current liabilities                                         42.6            42.8            49.9
  Liabilities related to assets held for sale                            0.8               -               -
  Minority interests                                                    18.9            21.0            26.4

  Shareholders' equity
    Common Shares                                                      388.3           385.0           385.5
    Paid-in-surplus                                                    471.7           462.8           461.5
    Accumulated deficit                                               (222.3)         (490.2)         (391.0)
    Accumulated other comprehensive income                              17.1             5.4             0.7
    Treasury stock                                                      (1.0)           (1.0)           (1.0)
                                                                ------------    ------------    ------------
      Total shareholders' equity                                       653.8           362.0           455.7
                                                                ------------    ------------    ------------
      Total liabilities and shareholders' equity                $    1,618.4    $    1,188.9    $    1,384.5
                                                                ============    ============    ============

          (a) These figures have been extracted from the Consolidated Financial Statements for 2005

          (b) As at August 31, 2006 a total of $1.7 million of claims or variation orders not formally agreed with clients has been included in other current assets. This compares to $29.0 million and $nil of claims and variation orders included in other current assets at August 31, 2005 and November 30, 2005 respectively.

                                                                [LOGO OF ACERGY]

                ACERGY S.A. AND SUBSIDIARIES - SEGMENTAL ANALYSIS
                                 (in $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

FOR THE THREE MONTHS ENDED
AUGUST 31, 2006                                        ACERGY       ACERGY              ACERGY
                                          ACERGY       NORTHERN     NORTH       ACERGY  ASIA &
                                         AFRICA &      Europe &   America &     South   Middle    Acergy
(in $ millions)                        MEDITERRANEAN   CANADA      MEXICO(b)   AMERICA   EAST    CORPORATE    TOTAL
-------------------------------------  -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)            258.6      294.6         0.9      19.5     33.3         0.1     607.0
Income / (loss) from operations                 23.1       59.1         0.3       0.3     (1.7)       27.4     108.5
  Interest income, net                                                                                           4.1
  Foreign exchange loss                                                                                         (4.1)
Income from continuing operations
 before taxes and minority interests                                                                            $108.5

For the Three Months Ended
August 31, 2005                                        Acergy       Acergy              Acergy
                                          Acergy       Northern     North       Acergy  Asia &
                                         Africa &      Europe &   America &     South   Middle    Acergy
(in $ millions)                        Mediterranean   Canada      Mexico(b)   America   East    Corporate    Total
-------------------------------------  -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)            128.6      182.8         6.2      12.6     16.3         1.3     347.8
Income / (loss) from operations                 13.8       25.8         0.1      (0.3)    (0.9)        2.5      41.0
  Interest income, net                                                                                           0.2
  Foreign exchange gain                                                                                          2.8
Income from continuing operations
 before taxes and minority interests                                                                           $44.0

FOR THE NINE MONTHS ENDED
AUGUST 31, 2006                                        ACERGY       ACERGY              ACERGY
                                          ACERGY       NORTHERN     NORTH       ACERGY  ASIA &
                                         AFRICA &      EUROPE &   AMERICA &     SOUTH   MIDDLE    ACERGY
(in $ millions)                        MEDITERRANEAN   CANADA      MEXICO(b)   AMERICA   EAST    CORPORATE    TOTAL
-------------------------------------  -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)            717.8      609.9        36.2      51.5     95.9         0.1   1,511.4
Income from operations                          84.8       96.9         1.0       2.8      1.7        26.9     214.1
  Interest income, net                                                                                           9.1
  Foreign exchange loss                                                                                         (1.2)
Income from continuing operations
 before taxes and minority interests                                                                          $222.0

For the Nine Months Ended
August 31, 2005                                        Acergy       Acergy              Acergy
                                          Acergy       Northern     North       Acergy  Asia &
                                         Africa &      Europe &   America &     South   Middle    Acergy
(in $ millions)                        Mediterranean   Canada      Mexico(b)   America   East    Corporate    Total
-------------------------------------  -------------   --------   ---------   -------   ------   ---------   -------
Net operating revenue - external(a)            481.4      414.5        35.5      37.2     40.4        10.9   1,019.9
Income / (loss) from operations                 55.7       39.4         2.0       2.1     (1.4)       (2.5)     95.3
  Interest expense, net                                                                                         (0.4)
  Foreign exchange loss                                                                                        (10.7)
Income from continuing operations
 before taxes and minority interests                                                                           $84.2

(a) Three clients each individually accounted for more than 10% of the Group's net operating revenue from continuing operations for the quarter ended August 31, 2006. The revenue from these clients was $335.2 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the nine months period ended August 31, 2006 each individually accounted for more than 10% of the Group's net operating revenue from continuing operations. The revenue from these clients was $877.6 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended August 31, 2005, four clients each individually accounted for more than 10% of the Group's net operating revenue from continuing operations. The revenue from these clients was $235.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Four clients in the nine months period ended August 31, 2005 each individually accounted for more than 10% of the Group's net operating revenue from continuing operations. The revenue from these clients was $629.0 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. Please note that prior period numbers have been restated to reflect net operating revenue from continuing operations.

(b)  Excludes discontinued operations.

                                                                [LOGO OF ACERGY]

                          ACERGY S.A. AND SUBSIDIARIES
        RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                                            --------------------------     --------------------------
                                                             AUGUST 31,     AUGUST 31,      AUGUST 31,     AUGUST 31,
                                                                2006           2005            2006           2005
                                                            -----------    -----------     -----------    -----------
                                                             Unaudited      Unaudited       Unaudited      Unaudited
Net operating income from continuing operations                   108.5           41.0           214.1           95.3
ADJUSTMENTS:
  Depreciation and amortisation, including dry-docking
   amortisation                                                    19.7           18.3            54.6           50.4
  Impairment of long-lived tangible assets                          0.7            1.0             0.7            1.0
  (Gains)/losses on disposal of subsidiaries and long-lived
   tangible assets                                                  0.2           (0.2)            0.6           (8.1)
                                                            -----------    -----------     -----------    -----------
Adjusted EBITDA                                                   129.1           60.1           270.0          138.6
                                                            -----------    -----------     -----------    -----------
Net operating revenue from continuing operations                  607.0          347.8         1,511.4        1,019.9
                                                            -----------    -----------     -----------    -----------
Adjusted EBITDA %                                                  21.3%          17.3%           17.9%          13.6%
                                                            -----------    -----------     -----------    -----------

                          ACERGY S.A. AND SUBSIDIARIES
             RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                                            --------------------------     --------------------------
                                                             AUGUST 31,     AUGUST 31,      AUGUST 31,     AUGUST 31,
                                                                2006           2005            2006           2005
                                                            -----------    -----------     -----------    -----------
                                                             Unaudited      Unaudited       Unaudited      Unaudited
Net income from continuing operations                              66.6           28.9           146.7           52.4
ADJUSTMENTS:
  Depreciation and amortisation, including dry-docking
   amortisation                                                    19.7           18.3            54.6           50.4
  Impairment of long-lived tangible assets                          0.7            1.0             0.7            1.0
  (Gains)/losses on disposal of subsidiaries and long-lived
   tangible assets                                                  0.2           (0.2)            0.6           (8.1)
Interest income/(expense), net                                     (4.1)          (0.2)           (9.1)           0.4
Income tax provision                                               36.1           14.8            70.8           25.9
Foreign currency exchange gains/(losses)                            4.1           (2.8)            1.2           10.7
Minority interests                                                  5.8            0.3             4.5            5.9
                                                            -----------    -----------     -----------    -----------
Adjusted EBITDA                                                   129.1           60.1           270.0          138.6
                                                            -----------    -----------     -----------    -----------
Net operating revenue from continuing operations                  607.0          347.8         1,511.4        1,019.9
                                                            -----------    -----------     -----------    -----------
Adjusted EBITDA %                                                  21.3%          17.3%           17.9%          13.6%
                                                            -----------    -----------     -----------    -----------

                                    - End -
                                                                     Page 9 of 9